SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
        (Amendment No. 6)
Under the Securities and Exchange Act of 1934

 BlackRock Insured Municipal 2008 Term Trust, Inc.
(BRM)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

09247k109
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2003
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 5 pages)
There are no exhibits.














ITEM 1	Security and Issuer
		Common Stock
		Blackrock Insured Municipal 2008 Term Trust, Inc.
		Blackrock Financial Management  L. P.
		345 Park Ave.
		31 St. floor
		New York, New York 10154
ITEM 2	Identity and Background
		a) Karpus Management, Inc. d/b/a Karpus Investment Management
		(?KIM?)
		George W. Karpus, President, Director and Controlling Stockholder
		JoAnn VanDegriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sullys Trail
		Pittsford, New York 14534
		c) Principal business and occupation - Investment Management for
		individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset
		management (i.e. fixed income investments).
		d) None of George W. Karpus, JoAnn Van Degriff, or Sophie Karpus
		(?the Principals?) or KIM has been convicted in the past five years of
		any criminal proceeding (excluding traffic violations).
		e) During the last five years none of the principals or KIM has been a party
		to a civil proceeding as a result of which any of them is subject to a
		judgment, decree or final order enjoining future violations of or
		prohibiting or mandating activities subject to, federal or state
		securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment advisor, has accumulated shares of BRM
		on behalf of accounts that are managed by KIM (?the Accounts?) under
		limited powers of attorney.  All funds that have been utilized in making
		such purchases are from such Accounts.
ITEM 4	Purpose of Transaction
		KIM has purchased Shares for investment purposes.  Being primarily a
		fixed income manager, with a specialty focus in the closed end fund
		sector, the profile of BRM fit the investment guidelines for various
		Accounts.  Shares have been acquired since September 28, 1998.
ITEM 5 	Interest in Securities of the Issuer
a) As of the date of this Report, KIM owns 2,096,869 shares, which represents 7.71% of the outstanding Shares.  Karpus Management, Inc.
      owns 3,650 shares purchased on April 10, 2002 at a price of $15.73 per share (900 shares), April 11 at $15.78 (400 shares), April 25 at $15.91,
April 26 at $15.93 (200 shares), April 30 at $15.97 (200 shares), May 1 at
$15.97 (300 shares), May 2 and 3 at $15.96 (850 shares), and July 12 at
$16.19 (600 shares).  George Karpus presently owns 63,800 shares purchased on December 8, 1999 at $13.63 (6000 shares), December 9 at
$13.50 (7000 shares), August 17, 2001 at $15.65 (1,000 shares), August
22 at $15.68 (9,000 shares), November 13 at $15.90 (5,000 shares),
February 11, 2002 at $15.88 (5000 shares), April 18 at $15.83 (1,500 shares), May 21 at $15.97 (5,000 shares), July 11 at $16.20 (10,000 shares), August 12 at $16.43 (5,000 shares), August 13 at $16.41 (5,000 shares), August 14 at $16.44 (7,900 shares), and August 15 at $16.43
(2,100 shares).  He sold on January 17, 2001 at $15.67 (1,800 shares),
January 18 at $15.69 (3,700 shares), and January 31 at $15.73 (200 shares).  JoAnn Van Degriff owns 9,000 shares purchased on June 29,
2001 at $15.53 (2000 shares), April 18, 2002 at $15.83 (1,500 shares),
May 9 and 10 at $15.90 (1,000 shares), November 13 at $16.54
(2500 shares), and October 14, 2002 at $16.39 (2000 shares).  Sophie
Karpus presently owns 550 shares purchased on September 18 and 19,
2001 at $15.76 per share (250 shares), and February 20, 2003 at $16.72
(500 shares) and sold on December 23, 2002 at $16.48 (100
shares) and January 2, 2003 at $16.51 (100 shares).  None of the other
Principals presently owns shares.
		b) KIM has the sole power to dispose of and to vote all of such Shares
		under limited powers of attorney.
c) The first open market purchase occurred on September 28, 1998 as previously reported.  Open market purchases for the last 60 days for
the Accounts.   There have been no dispositions and no acquisitions,
other than by such open market purchases, during such period unless
DATE
SHARES
PRICE PER

DATE
SHARES
PRICE PER


SHARE



SHARE
1/2/2003
-31400
16.53

2/18/2003
-15000
16.73
1/3/2003
-10000
16.5

2/20/2003
-250
16.72
1/7/2003
3000
16.37

2/24/2003
-200
16.72
1/16/2003
-7200
16.54

2/24/2003
1600
16.71
1/17/2003
-4600
16.54

2/25/2003
5625
16.73
1/21/2003
-25400
16.56

2/27/2003
3700
16.73
1/22/2003
1500
16.55

2/28/2003
1400
16.73
1/28/2003
6500
16.47




1/29/2003
5500
16.48




1/30/2003
9000
16.5




      The Accounts have the right to receive all dividends from, any proceeds
		from the sale of the Shares.  KIM reserves the right to further accumulate
		or sell shares. None of the Accounts has an interest in shares constituting
		more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships with Respect
		to Securities of the Issuer.
		Except as described above, there are no contracts, arrangements,
		understandings or relationships of any kind among the Principals and KIM
		and between any of them and any other person with respect to any of BRM
		securities.
ITEM 7	Materials to be Filed as Exhibits
	             Not applicable.






































Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.





March 7, 2003 		        	       By:________________________
         Date						       Signature
					             Scott D. Nasca, Vice President
            Name/Title